Exhibit #5   *November 9, 2015*

Attestation & Acceptance of the Code of Conduct

I acknowledge receipt of the Egan-Jones Ratings Company, Inc. ("EJR") Code of Conduct (the "Code"), understand my obligations as detailed in the Code, and will adhere to those onligations in order to comply with EJR's policies and procedures.

By: _____

Print Name: _____

Date: _____

EGAN-JONES RATINGS COMPANY, INC.
CODE OF CONDUCT

Egan Jones Ratings Company, Inc. ("EJR" or the "Firm") has a Code of Conduct (the "Code") , which serves as its code of ethics. The purpose of this Code is to set forth basic principles to guide you in your day-to-day activities as an employee, independent contractor, analyst, salesperson, officer or director (collectively an "Associated Person"), and to outline the expectations the Firm has of all its Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including the restriction on the usage of personal email accounts. This Code is intended to provide basic principles and behavior guidelines and foster a culture of compliance at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no Code can attempt to anticipate the myriad issues that arise in a fast-moving, financial-related enterprise like Egan-Jones Ratings Company. However, by following this Code and other Firm policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the Associated Persons that make up Egan Jones will adhere not only to regulatory requirements, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge compliance with the EJR Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, the kinds of issues that are presented in the operation of a credit ratings business, and other subjects that may or may not be addressed in this Code.

PRINCIPLES OF THE CODE

FOLLOW BOTH THE LETTER AND THE SPIRIT OF REGULATION, LAW AND EGAN-JONES RATINGS COMPANY POLICIES

Egan-Jones Ratings Company, Inc. has been designated as a nationally recognized statistical rating organization ("NRSRO") by the U.S. Securities & Exchange Commission ("SEC" or the "Commission"), and is subject to regulation and oversight in the United States by the Commission. EJR is also subject to corporate formation and operating laws of the Commonwealth of Pennsylvania where its main office is located. It is your responsibility to know and understand the regulations and laws applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations. This requires that you avoid not only actual misconduct but also even the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day-to-day activities. Assume that any action you take ultimately could be publicized, and consider how you and the Firm would be perceived. When in doubt, stop and reflect and, most importantly, seek guidance from knowledgeable regulatory and compliance persons within the Firm and the Firm's outside legal counsel and consultants.

Seek guidance. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons. In particular, if you are unclear about the applicability of the regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of the Firm's Designated Compliance Officer ("DCO") or outside counsel. DON'T MAKE ASSUMPTIONS THAT YOU ARE AWARE OF REGULATORY NUANCES. You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. The Firm is an amalgam of expertise areas, and we do not expect that sales, analytical, administrative and other non-compliance or legal persons would be well-versed in all of the intricacies in the applicable regulations. This is why we have counsel and regulatory resources available. As a firm, EJR encourages you to reach out to any of these persons with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of any action.

<u>Trust your instincts - if something does not appear to be lawful or ethical or you have a question about it - ask the DCO, raise a flag, and ask for guidance from the Firm's resources.</u>

Founded 1995

ACT IN THE BEST INTERESTS OF THE FIRM, ITS SUBSCRIBERS AND THE PUBLIC

Fair Dealing & Integrity

The Firm's basic core concept is that we provide a valuable service to our subscribers and to the investing public. We rely on the trust of our subscribers, who are institutional investors, for their belief and respect for our product, the trust they invest in our abilities and in the integrity of the Firm. The Firm seeks to outperform its competition fairly and honestly through superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to deal fairly and properly with our subscribers, competitors, the public, vendors and with one another. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair dealing practice. No employee should ever position themselves for personal gain through their association with the Firm.

We do not market or distribute our product to "retail investors," as we feel that retail investors require additional assistance in making investment decisions, and our credit product does not contain sufficient lower level training appropriate for a retail investor. Our product is specifically developed as technical credit analyses and services to institutional investors. These institutional investors have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. Our product is a tool in the hands of a professional institutional investor for use by the institution making its investment decisions.

Prohibited Practices

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934 ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED PRACTICES listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving

the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating, provided, however, that exceptions may be made by the DCO in very limited cases;

(3) Issue or maintain a credit rating with respect to a person associated with the Firm;

(4) Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

(5) Issue or maintain a credit rating with respect to an obligor or security where the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

(6) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(7) Issue or maintain a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25; or

(8) Issue or maintain a credit rating where a person within the Firm who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

(i) Participate in sales or marketing of a product or service of the Firm or a product or service of an affiliate of the Firm; or

(ii) Is influenced by sales or marketing considerations.

For the purposes of the above probibited conflicts section, the term person within a nationally recognized statistical rating organization means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions).

CONFLICTS OF INTEREST

The Firm identifies, manages and discloses its conflicts of interest and requires Associated Persons to abide by those policies as outlined below:

Prohibited Securities of Associated Persons or Immediate Family – **IMMEDIATE FAMILY**. THE FIRM PROHIBITS ASSOCIATED PERSONS OF EJR FROM OWNING SHARES IN INDIVIDUAL ISSUERS AND LIMITS THE SECURITIES PURCHASES TO INVESTMENT COMPANY SHARES AND EXCHANGE TRADED FUNDS. IN ORDER TO MINIMIZE THE POTENTIAL CONFLICT OF INTEREST RELATED TO HOLDING OR TRADING OF SECURITIES ("Prohibited Securities") BY ASSOCIATED PERSONS OR THEIR IMMEDIATE FAMILY.

The policy allows for the ownership and or trading of mutual funds, ETFs and the existence of blind trusts and similar vehicles where trading and ownership decisions with respect to individual securities are made by third parties. Additionally, Prohibited "**Immediate Family**" referred to above means an employee's spouse, domestic partner, minor children, and other dependents and relatives sharing his or her home on a regular basis. Exclusions from the definition of Immediate Family include (i) a spouse during divorce proceedings, (ii) a Blind Trust, and (iii) an employee's parents if the employee has no knowledge of the parents' Brokerage Account and Securities Ownership. Such trading policy will not be applicable to Board Members who are deemed to be Independent pursuant to Dodd Frank Regulation inasmuch as these independent Board Members are not exposed directly to the ratings business nor are they involved in the determination of ratings that EJR provides.

The DCO may grant on a case by case basis exemptions from the prohibition on trading. Any exemptions for Analysts will require that analyst to recuse themselves from ratings, approval of ratings or Rating Committee Review and oversight. Please see the DCO for information related to requesting an exemption.

IDENTIFIED CONFLICT:

EJR is paid by persons for subscriptions to receive or access credit ratings where such subscribers may own or have financial interests or perform transactions in the securities of the issuers which could be favorably or negatively affected by the credit ratings issued by the Firm. The Firm has systems and policies in place to protect the independence of the ratings process and to reasonably prevent influence by the subscribers with such interest on the Firm's ratings process. The Firm actively notifies the subscriber not to disclose position holdings, trading or business intent to the NRSRO. Solicited ratings from subscribers are dealt with in a manner as to withhold the subscriber identification from the ratings desk to ensure independence.

IDENTIFIED CONFLICT:

Additionally, personnel within EJRs provide proxy research and voting services to institutional customers, some of whom are also ratings subscribers. This business line is physically and electronically separate from EJR'S ratings services to prevent information on proxy subscriber holdings, voting or voting recommendations from influencing the ratings activities of the Firm. All clients, are reminded at least annually not to disclose their holdings to the ratings desk. Most of the Firm's proxy voting services occur offsite in the Philippines, providing a geographic barrier to information leakage to the Ratings desk. However, proxy supervision does occur at the Firm's main office and therefore the Firm prohibits the transmission in any form of proxy positions, voting or other client information to the members of the Ratings Desk.

IDENTIFIED CONFLICT:

EJR is paid by persons for subscriptions to receive or access its credit ratings and/or for other services offered by EJR where such persons may use EJR credit ratings to comply with, and obtain benefits or relief under statutes and regulations using the term "Nationally Recognized Statistical Rating Organization." The firm takes certain steps to prevent gaining knowledge of the subscriber's reason for using its ratings service.

IDENTIFIED CONFLICT:

Employees of EJR are generally prohibited from owning individually named securities, whether the Firm rates those securities or not. The Firm makes exceptions for accounts that are managed on a discretionary basis, and excludes mutual funds, money market accounts, checking and savings accounts, 401(k) accounts and 529 plans. The Firm's DCO, in certain circumstances, may approve an exception to this policy and grant an exception in writing or by e-mail. Any such employee with such an exception will not be involved in the ratings, approval or review process for any security for which they have received a formal exception to own.

IDENTIFIED CONFLICT:

Outside business relationships of employees of the NRSRO may be a conflict of interest. Ratings analysts are not permitted to have outside business activities which conflict with the issuance of ratings and such prohibition is included in the firm's Code of Conduct. The Firm also employs outside contractors in sales functionalities (non service providers) who may engage in outside business. The Firm requires that all associated persons disclose their outside business activities to the DCO in order to maintain that there are not instances where outside employment can impact the ratings independence of the Firm.

IDENTIFIED CONFLICT:

Being paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid EJR to determine a credit rating is an identified conflict.

IDENTIFIED CONFLICT:

EJR has an additional conflict of interest requiring disclosure related to the issuance of credit ratings of an NRSRO on a subscriber basis. EJR offers a premium service to its subscribers known as Best Credit Ideas. The service includes a written report that is sent to the subscriber prior to the call. The report might include comments/opinions about central bank activities, sovereign situations, industry strengths/weaknesses, commodity markets, etc. The subscriber is also provided a copy of 3 to 5 recently issued ratings for purposes of illustration. These ratings were available to all subscribers at the time they were issued.

PREVENTION OF UNDUE INFLUENCES – GIFTS & ENTERTAINMENT

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You and members of your family may not accept gifts or special favors (other than an occasional non-cash gift of nominal value – i.e. coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official' for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm product to foreign governments or agencies.

ADVANCE AND PROTECT THE Firm's INTERESTS

Corporate Opportunities

You owe a duty to the Firm to advance its interests. No employee, officer or director may use their position or corporate property or information for personal gain; and no employee, officer or director may take for themselves Firm opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

Proprietary and Confidential Information About the Firm

Proprietary and confidential information generated and gathered in our business is a valuable Firm asset. Protecting this information is critical to the Firm's reputation for integrity and its relationship with its clients, and ensures compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all proprietary and confidential information in strict confidence. "Proprietary information" includes all non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed. It includes, for example, the names of clients and subscribers, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information. You should also respect the property rights of other companies. "Confidential information" is information that is not generally known to the public about the Firm, its clients or subscribers, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality.

Unauthorized use or distribution of proprietary or confidential information violates Firm policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Firm's proprietary and confidential information continues even after you leave the Firm, and you must return all such information in your possession upon your departure.

Founded 1995

Firm Systems and Assets

Firm policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail and remote access capabilities. Generally, you should use the Firm's systems and property only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials.

In addition, protecting Firm assets against loss, theft, waste, or other misuse is the responsibility of every employee, officer and director. Any suspected misuse should be reported to your supervisor.

PREVENT THE MISUSE OF INSIDE OR CONFIDENTIAL INFORMATION

Insider Trading Policies And Procedures

NRSRO firms are required to establish, maintain, and enforce policies and procedures to prevent the misuse of material non-public information ("inside information"). These requirements are included in the Insider Trading and Securities Fraud Enforcement Act of 1988 and in the NRSRO rulemaking requirements. The Firm has established policies and procedures reasonably designed to prevent the misuse of inside information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it generally is not exposed to inside information but acknowledges that its Associated Persons must be able to identify material non-public information and handle such information correctly. Insider trading for these purposes is any trading activity where persons act on material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The Firm anticipates the possibility that instances of exposure to insider information may occur inadvertently in the course of research activities. Any kind of trading with inside, confidential or non-public information may constitute insider trading and be improper if not illegal. In addition, trading on information concerning the pending issuance of a rating by the Firm (frontrunning) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the credit analysis work in the Firm is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security, may be non-public information and thus is to be very closely guarded prior to the rating publication. In all events, no ratings action decision should ever be disclosed, prior to public dissemination, to anyone outside of the Credit Analysts at the Firm.

Founded 1995

Prohibition Against Acting On Or Disclosing Inside Information

The Firm's policy only allows for the ownership and or trading of mutual funds, ETFs and the existence of blind trusts and similar vehicles where trading and ownership decisions with respect to individual securities are made by third parties. Otherwise, the Firm's policy prohibits associated persons from effecting any securities transactions unless a limited waiver is granted by the Firm. It also prohibits Associated Person trading while in the possession of material, non-public information. Associates are also prohibited from disclosing such information to others – within the Firm and also to others. The prohibition against insider trading applies not only to the security to which the inside information directly relates, but also to related securities, such as options or convertible securities.

If Associated Persons receive inside information, they are prohibited from trading on that information, whether for the account of themselves, their family, friends, or any customer, or their own account, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) or any other account over which they have control, discretionary authority or power of attorney. This prohibition is in effect should the Firm cover that issuer or not. Additionally they are prohibited from sending that information to others.

If an Associated Person has any doubt as to whether information received qualifies as material non-public information, the Associate should contact the DCO for clarification. The Compliance Officer shall consult legal counsel if required to confirm the assessment of the information.

Certification

Associated persons are required to certify their knowledge of and compliance with the Firm's insider trading policy. This certification is included in the certification for the Firm's Code of Conduct.

Firm Policy Memorandum Regarding Insider Trading

While the Firm's strong policies concerning the prohibition of the trading of securities by employees and Associated Persons of the Firm makes insider trading activity unlikely, it is important that all employees and associated persons understand the insider trading policy and the reasons for the policy.

Trading in securities on the basis of material, non-public information ("inside information") is prohibited and contrary to the Firm's compliance and ethics policies. The penalties for insider trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry.

If you are in possession of material non-public information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate inside information to a second person who has no official need to know the information. You are required to report your possession of material non public information to the Firm's DCO and upon his advice take action to segregate and secure such information in the Firm's systems.

Information is considered material if a reasonable investor would consider it important in deciding to buy or sell a security. In addition, information that, when disclosed, is likely to have a direct effect on a security's price should be treated as material. Examples include information concerning impending tender offers, leveraged buy-outs, mergers, sales of subsidiaries, significant earnings changes and other major corporate events.

Information is non-public when it has not been disseminated in a manner making it available to investors generally. Information is public once it has been publicly disseminated, such as when it is reported on the Dow Jones or other news services or in widely disseminated publications, and investors have had a reasonable time to react to the information. Once the information has become public or stale (*i.e.,* no longer material), it may be acted upon.

Generally, a person violates the insider trading prohibition when that person violates a duty owed either to the person on the other side of the transaction or to a third party (such as a customer or employer) by trading on or disclosing the information. The insider trading prohibition applies to an issuer's directors, officers and employees, investment bankers, underwriters, accountants, lawyers and consultants, as well as other persons who have entered into special relationships of confidence with an issuer of securities.

Virtually anyone can become subject to the insider trading prohibition merely by obtaining material non-public information by unlawful means or by lawfully obtaining such information and improperly using it. This is known as misappropriation. If you receive material, non-public information as part of your business dealings on behalf of the Firm or its customers and you use that information to trade in securities or if you transmit that information to another person for purposes of trading in securities (so-called "tipping"), you would likely be guilty of insider trading. Insider trading liability may also be derivative. A person who has obtained inside information (so-called "tippee") from a person who has breached a duty or who has misappropriated information may also be held liable.

The foregoing is just a synopsis of the insider trading prohibition. Because the law in this area is complex the Firm has adopted the following guidelines which are designed to prevent violations of the insider trading rules.

If you ever come into possession of inside information you shall immediately inform the Designated Compliance Officer (DCO) who will confer to assess the proper course of action, and if necessary in their judgment, seek legal advice. Research Analysts may become insiders upon receiving inside information from a company officer, director or employee although the Firm actively does not seek information from issuers it rates. You must refrain from distributing that information to others, shall make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others. In addition, as noted above, all of the credit analysis work in the Firm is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security, may be non-public information and thus is to be very closely guarded prior to the rating publication. In all events, no ratings action decision should ever be disclosed, prior to public dissemination, to anyone outside of the Credit Analysts at the firm.

WHAT TO DO IF YOU LEARN INSIDE INFORMATION. It is not illegal to learn inside information. The Firm may accidently learn material non-public information from its customers or in the course of its ratings work. It is, however, illegal for you to trade on such information or to pass it on to others other than the DCO of the Firm who is to be advised of your receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned inside information contact the Firm's DCO and the head of the Ratings Desk immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of inside information, advise the Firm's DCO or outside counsel immediately.

STEPS YOU CAN TAKE TO PRESERVE THE CONFIDENTIALITY OF MATERIAL NON-PUBLIC INFORMATION.

The following are steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.

- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you were working.

- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.

- On drafts of sensitive documents use redacted names if necessary.

- Do not discuss confidential business information with spouses, other relatives or friends.

- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading on inside or confidential Firm information would destroy that reputation and integrity. Egan-Jones Ratings Company is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of inside information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

PROVIDE FAIR AND TRUTHFUL DISCLOSURES TO OUR SUBSCRIBERS AND THE PUBLIC

The Firm has a responsibility under the law to communicate effectively so that our subscribers are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to our subscribers, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firms officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firms communications, including documents that the Firm files with or submits to the U.S. Securities and Exchange Commission and other regulators.

If you become aware of a materially inaccurate or misleading statement in any communication to our subscribers, the SEC or the public, you should report it immediately to your supervisor.

Founded 1995

Personal Email Usage Policy

Egan-Jones Rating Company ("EJR") Employees are strictly prohibited from utilizing their personal email accounts to transmit and/or receive confidential information and/or confidential workplace documents. The Annual Code of Conduct Attestation will include a clause requiring all EJR Employees to attest to utilizing only their EJR email address to transmit and/or receive confidential information and/or confidential EJR work papers. The certification will be collected by the Compliance Department. As part of the Annual Compliance Training, all Employees will be reminded of EJR's policies and procedures with regards to personal email usage.

On a periodic basis, the Compliance Department will conduct email searches on randomly-selected Employees to ensure emails sent to or received from personal email accounts did not contain confidential information and/or confidential workplace documents. Email search results will be retained within a Compliance Surveillance folder. Any EJR Employee who violates this Policy will be required to sign a certification attesting to the violation and certifying their awareness of EJR's policy on email usage. Employees with multiple infractions of this Policy may be subject to termination at the recommendation of the DCO.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper - whether by another employee, a consultant, supplier, client, or other third party-you must communicate that information to the Firm's ownership, compliance officer (DCO) or outside counsel. They will take appropriate action.

If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly.

If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly. EJR will not tolerate any kind of retaliation for reports or complaints regarding the misconduct of others that were made in good faith. Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless Firm management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or

Founded 1995

mitigate actual damage. You may report items anonymously by contacting the Firm's legal counsel or its outside consultants.

Consequences of Violating the Code

If you are an employee, independent contractor, sales person or officer, this Code forms part of the terms and conditions of your employment at the Firm. Employees, officers and directors and all Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Measures to be undertaken in the event of a material breach of the Firms policies or procedures.

The Designated Compliance Officer (DCO) is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct and Compliance Manual provide prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All employees are encouraged to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that identifies a possible violation of a policy or procedure, immediately access the evidence and document the results of his investigation. Minor violations will be addressed internally by the DCO. Material violations such as a compromised credit rating will be investigated by the DCO. The CEO, independent Board members and, if appropriate, legal counsel, will be contacted by the DCO and provided the details of the violation. After assessment by this group that the violation is indeed a material violation, the SEC and ESMA will be notified through prescribed electronic notification systems.

Waivers, Amendments and Contact

Amendments to this Code and any specific policy exemptions must be approved by the DCO. It is your responsibility to be familiar with the Code and the EJR Compliance Manual as either document may be revised from time to time. Additional information on EJR's Conflict of Interest and Complaint procedures may be found in the Compliance Manual. Complaints may be may be submitted on a confidential, anonymous basis, and may be sent via:

By mail to: Egan-Jones Ratings Company
                 Attn: Compliance
                 61 Haverford Station Rd

Founded 1995

Haverford, PA 19041

By email: Feedback@egan-jones.com

Appendix A

EJR Analysis of Rule 17g-8(f)

"The NRSRO issues or maintains a credit rating where a person within the NRSRO who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also: (i) Participates in sales or marketing of a product or service of the NRSRO or a product or service of an affiliate of the NRSRO; or (ii) Is influenced by sales or marketing considerations."

In practice, the Commission believes the amendment will require an NRSRO to prohibit personnel that have any role in the determination of credit ratings or the development or modification of rating procedures or methodologies from having any role in sales and marketing activities. It also will require an NRSRO to prohibit personnel that have any role in sales and marketing activities from having any role in the determination of credit ratings or the development or modification of rating procedures or methodologies. Consequently, these functions will need to be separate. The Commission notes that section 15E(h)(3)(A) of the Exchange Act provides that the Commission shall issue rules to prevent the sales and marketing considerations of an NRSRO from influencing the production of ratings by the NRSRO. The Commission therefore believes that it is a reasonable interpretation of the statute to adopt a rule that requires the separation of the two functions. As stated above, in practice, the final amendment will require an NRSRO to prohibit the personnel that have any role in sales and marketing activities from having any role in the determination of credit ratings or the development or modification of rating procedures and methodologies. In addition, this approach establishes a particularly strong measure to address the sales and marketing conflict because, as discussed above, the final amendment establishes an absolute prohibition. Moreover, depending on the facts and circumstances, it would also violate the first prong of the rule as amended for an individual who participates in sales and marketing activities to seek to influence the determination of a credit rating or the rating procedures and methodologies used to determine a credit rating, even if the individual's conduct did not influence the credit rating or rating procedures or methodologies. Further, Commission staff found as part of the examination of the activities of the three largest NRSROs in rating RMBS and CDOs linked to subprime mortgages that it appeared "employees responsible for obtaining ratings business would notify other employees, including those responsible for criteria development, about business concerns they had related to the criteria."324 As the Commission stated in the proposing release, the absolute prohibition was designed to insulate individuals within the NRSRO responsible for the analytic function from such sales and marketing concerns and pressures.325

The Commission shares the concerns raised by commenters about the potential inappropriate influence that managers may have over employees involved in the determination of credit ratings or the development or modification of rating procedures and methodologies.326 In response, the Commission notes that a manager who participates in sales and marketing activities and who seeks to influence a credit rating or the rating procedures and methodologies used to determine the credit rating would be "participating" in determining or monitoring the credit rating or in developing or approving the rating procedures or methodologies used to determine the credit rating under paragraph (a)(8) of Rule 17g-5, as adopted.327 Consequently, depending on the facts and circumstances, the rule as amended would be violated if it was established that an NRSRO issued or maintained a credit rating in a case in which managers involved in sales and marketing activities pressured or otherwise offered incentives to analysts working on the credit rating to take commercial concerns into account in determining the credit rating. Similarly, depending on the facts and circumstances, it would violate the rule as amended for an NRSRO to issue or maintain a credit rating that managers involved in sales and marketing activities sought to influence by pressuring or offering incentives to personnel who developed or approved the rating procedures or methodologies used to determine the credit rating to take commercial concerns into account in developing or approving the procedures or methodologies. Moreover, depending on the facts and circumstances, because the rule is an absolute prohibition, this conduct would violate the rule, even if a manager did not successfully influence any credit rating or the rating procedures or methodologies used to determine the credit rating.

For example, a person within an NRSRO would participate in a sales and marketing activity if: (1) the individual contacted a company that was about to issue debt and solicited the business of rating the issuance or met with company officials for business development purposes (for example, to "pitch" the NRSRO's services); (2) the individual contacted an institutional investor and offered subscriptions to the NRSRO's credit ratings or credit analyses; **(3) the individual was contacted by an issuer about the cost of rating its issuance or by an institutional investor about the cost of a subscription to the NRSRO's credit ratings or analyses and the individual provided information about these costs.**

Founded 1995

If rating personnel engage in analytical discussions with persons outside the NRSRO, including with obligors and issuers who purchase credit rating services from the NRSRO or with investors and others who purchase subscriptions to the NRSRO's credit ratings, that would not constitute participating in a sales and marketing activity as long as the discussions do not involve commercial matters related to selling or marketing the NRSRO's services; however, if the discussions with ratings analysts involved such commercial matters, the analysts may be considered to be participating in sales and marketing activities.337 Similarly, if an issuer agrees to have only one meeting with an NRSRO to discuss both analytical matters relating to, and fees for, obtaining credit ratings for the securities it issues, the NRSRO could bring a team of analysts and a team of sales and marketing personnel to the meeting. If the sales and marketing team does not attend the portion of the meeting in which analytical matters are discussed, they would not have participated in the determination of a credit rating. Similarly, if the analytical team does not attend the portion of the meeting in which commercial matters are discussed, they would not have participated in a sales and marketing activity. Further, an analyst would not necessarily participate in a sales or marketing activity if the analyst gives a presentation at a conference attended by persons who could be prospective purchasers of the NRSRO's services.339 For example, the analyst would generally not be considered to be participating in a sales or marketing activity if the presentation avoided marketing the services offered by the NRSRO and focused solely on topics involving credit analysis (for example, the analytical process used by the NRSRO to determine credit ratings, an analysis of the creditworthiness of one or more obligors or issuers, or a credit forecast for a particular industry sector).340 Similarly, the analyst would not participate in a sales or marketing activity if the analyst gave this type of presentation in the context of an interview with a news outlet. In each case, the determination whether the analytical team is participating in sales and marketing activity would turn on the facts and circumstances. As discussed throughout this release, one of the objectives of the amendments and new rules being adopted today is to increase the transparency of the credit rating activities of NRSROs to **promote competition among NRSROs on the basis of the quality of the credit ratings they produce and the procedures and methodologies they use to determine credit ratings.** The persons within an NRSRO responsible for determining credit ratings and developing the procedures and methodologies used to determine credit ratings can promote this transparency, given their responsibilities and expertise. Consequently, the Commission does not intend the new absolute prohibition in paragraph (c)(8) of Rule 17g-5 to constrain them from helping market participants better understand the quality of an NRSRO's credit ratings and procedures and methodologies an NRSRO uses to determine credit ratings. As noted above, the first prong of the absolute prohibition requires an NRSRO to separate its analytical functions from its sales and marketing functions. While this is a strong measure to address the sales and marketing conflict, the Commission also believes that it is appropriate to revise the rule text to incorporate language about persons participating in production of a credit rating being "influenced" by sales and marketing considerations.341 Section 15E(h)(3)(A) of the Exchange Act provides that the Commission shall issue rules to prevent the sales and marketing considerations of an NRSRO from influencing the production of credit ratings by the NRSRO. 342 Given the concerns raised by commenters, this statutory language, the language in section 15E(q)(2)(F) of the Exchange Act,343 and Rule 17 g-7, the Commission is modifying the proposal to add a second prong to the absolute prohibition. Under the second prong, an NRSRO is prohibited from issuing or maintaining a credit rating where a person within the NRSRO who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also is influenced by sales or marketing considerations.344 Thus, this prong of the absolute prohibition is consistent with the provision of Rule 17g-7 that specifically requires a statement that no part of the rating was "influenced" by business activities.

In connection with making the evaluation necessary for the second prong of the absolute prohibition, the Commission believes there are a number of possible channels of influence that should be considered, such as compensation arrangements that may incentivize analysts to produce inflated credit ratings to increase or retain the NRSRO's market share, performance evaluation systems that reward analysts who produce inflated credit ratings to increase or retain the NRSRO's market share, compliance personnel who unduly influence credit analysts to inflate credit ratings in response to complaints by clients, clients such as rated entities who pressure analysts to produce inflated credit ratings to retain their business, or managers who are not involved in sales and marketing activities but may seek to pressure analysts to produce inflated credit ratings to increase or retain the NRSRO's market share. In addition, the Commission notes that the sales and marketing prohibition is being added to a comprehensive set of existing requirements that address NRSRO conflicts and, as discussed below, the Commission is adopting additional measures to address conflicts.345 Consequently, the sales and marketing prohibition should not be viewed in isolation but rather as part of a set of requirements (both statutory and regulatory) pursuant to which NRSROs must disclose and manage conflicts of interest and, in some cases, avoid them altogether. For example, paragraph (b)(1) of Rule 17g-5 identifies the conflict of being paid by issuers or underwriters to determine credit ratings (the issuer-pay conflict), and under paragraph (a)(2) of Rule 17g-5 and section 15E(h)(1) of the Exchange Act, an NRSRO with this conflict must establish, maintain and enforce written policies and procedures reasonably designed to address and manage the conflict.346 An NRSRO that permits a corporate culture in which managers seek to inappropriately influence analysts and the personnel who develop and approve rating procedures and methodologies could not be viewed as having or enforcing policies and procedures reasonably designed to address the issuer-pay conflict and, consequently, this type of conduct would violate section 15E(h)(1) of the Exchange Act and Rule 17g-5 Further, as discussed below in section II.G.4. of this release, the Commission is adopting a requirement that an NRSRO must attach to the form to accompany certain credit rating actions a signed statement by a person within the NRSRO stating that the person has responsibility for the rating action and, to the best knowledge of the person: (1) no part of the credit rating was influenced by any other business activities; (2) the credit rating was based solely upon the merits of the obligor, security, or money market instrument being rated; and (3) the credit rating was an independent evaluation of the credit risk of the obligor, security, or money market instrument.347 If any of these requirements are not satisfied, such person would not be able to truthfully make this attestation.

The Commission made another modification to the proposal in response to a comment suggesting that the text of the amendment be revised to reference the "products or services of the NRSRO's affiliated entities" in place of the proposed reference to a "product or service of a person associated with the [NRSRO]."348 A "person associated" with the NRSRO includes natural persons.349 The commenter stated that, as proposed, the amendment could preclude a natural person from participating in the credit rating process "if he or she operates a completely different business (such as a photography studio on the side)."350 This would be an overly broad application of the amendment, as it is designed to prevent sales and marketing of products and services of the NRSRO or its affiliated companies from influencing the credit rating process. Consequently, the final amendment has been modified from the proposal to apply to products and services of the affiliates of the NRSRO (rather than persons associated with the NRSRO). Thus, it focuses on preventing persons within the NRSRO responsible for credit analysis from being influenced by business considerations (for example, issuing ratings favorable to a client with whom they negotiated a substantial fee). Paragraph (c)(8) of Rule 17g-5, as adopted, addresses the conflict that arises when persons within an NRSRO involved in sales and marketing activities also participate in determining credit ratings or developing or approving rating procedures and methodologies. Thus, it focuses on preventing the persons within the NRSRO responsible for generating business for the NRSRO from influencing the work of the persons responsible for credit analysis (for example, pressuring them to develop rating procedures and methodologies that favor the NRSRO's clients or prospective clients).

Appendix B

EJR Philosophy on Analysts Compensation

Regarding analysts' compensation, wherever possible, we prefer to pay less on the front end and more on the backend. This has the advantage of better alining the incentives with the longterm performance of the ratings. As of July 2, 2015, the Wall St Journal on the left side in the "What's News" section contains the statement "An SEC proposal would broaden "clawback" rules for executive pay if financial statements contained errors". The SEC has taken issue with the high pay and high bonuses of executives and has established incentives to link pay to the long-term health of the firm.

An additional benefit to EJR's approach is that it addresses a major problem which arose during the 2007-2008 credit crisis whereby analysts reportedly intentionally issued inflated ratings and were hoping to retire by the time their actions were discovered:

Feb. 6 (Bloomberg) -- Standard & Poor's employees sang and danced to a mock song inspired by "Burning Down the House" and joked about the company's willingness to rate deals "structured by cows" before the 2008 global financial collapse, according to a U.S. government lawsuit. Two S&P analysts in April 2007 discussed the company's model for collateralized debt obligations, with one messaging that a deal was "ridiculous" and that S&P "should not be rating it," according to the complaint filed Feb. 4 in federal court in Los Angeles. "We rate every deal," the other replied, prosecutors said. "It could be structured by cows and we would rate it." The analysts' messages are among internal communications cited in the Justice Department's complaint against S&P and its parent, New York-based McGraw-Hill Cos.

The U.S. claims S&P, driven by a desire to increase revenue and market share, defrauded investors as it issued ratings on mortgage products while ignoring market risks. It rated more than $2.8 trillion of residential mortgage-backed securities and about $1.2 trillion of collateralized-debt obligations from September 2004 to October 2007, the government said. A 2008 investigation into credit rating companies by the U.S. Securities and Exchange Commission found that that the firms improperly managed conflicts and weighed the risk of losing market share based on their ratings. The report on Moody's Investors Service, S&P and Fitch Ratings cited the discussion about the deal structured by "cows" and quoted an analyst who wrote in an e-mail: "Let's hope we are all wealthy and retired by the time this house of cards falters."

Source: S&P Analyst Joked of Bringing Down the House Before Crash by David McLaughlin